                                                                    EXHIBIT 99.A

Contact: Seth Goldschiager         Ruth Pachman
         Publicis                  Victoria Weld
         (33) 01-44-43-72-42       Kekst and Company
                                   (212) 521-4800


                                                           FOR IMMEDIATE RELEASE

          PUBLICIS RESPONDS TO TRUE NORTH'S REJECTION OF ITS PROPOSAL

Paris, November 18, 1997 - Publicis S.A. announced today that it was disappointed by the response it had received from the Board of Directors of True North Communications Inc. to Publicis's letter of November 10.

Publicis continues to believe that its proposal for a business combination with True North, which would value each True North share at US$28, is financially and strategically superior to the pending Bozell transaction. Publicis reiterated its opposition to the Bozell merger and reaffirmed its intention to vote its True North shares against the transaction.

In light of the True North's Board's summary rejection of the Publicis offer, Publicis is considering all options available to it to enable the stockholders of True North to realize the full value of their investment.

                                      ###